UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number 001-33922

DRYSHIPS INC.

109 Kifissias Avenue and Sina Street

151 24, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. dated May 19, 2016: DryShips Inc. Reports Financial And Operating Results For The First Quarter 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: May 20, 2016	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE FIRST QUARTER 2016

May 19, 2016, Athens, Greece. DryShips Inc. (NASDAQ:DRYS), or DryShips or the Company, an international owner of drybulk carriers and offshore support vessels, today announced its unaudited financial and operating results for the quarter ended March 31, 2016.

First Quarter 2016 Financial Highlights

➢

For the first quarter of 2016, the Company reported a net income of $55.4 million, or $2.05 basic and diluted earnings per share.

Included in the first quarter 2016 results are:

- Vessel impairment charges and loss on sales, of $40.8 million, or $1.53 per share.

- Net income pick-up from the Company’s 40.4% ownership in Ocean Rig, of $116.5 million, or $4.36 per share.

Excluding the above, the Company’s net results would have amounted to a net loss of $20.3 million, or $0.78 per share.

➢

The Company reported a negative Adjusted EBITDA of $15.6 million for the first quarter of 2016. (1)

Recent Highlights

-

On April 11, 2016, the Company received notice of termination from Petroleo Brasileiro S.A. (Petrobras) of the contract for the oil spill recovery vessel Vega Inruda effective as of April 6, 2016.

-

On April 5, 2016, the Company sold all of its shares in Ocean Rig, to a subsidiary of Ocean Rig for total cash consideration of approximately $49.9 million. The Company no longer holds any equity interest in Ocean Rig.

Bank Update / Liquidity

The Company is presently engaged in discussions with its lenders for the restructuring of its debt facilities. Three of these bank facilities have matured and the Company has not made the final balloon installment. For the remaining bank facilities, the Company has elected to suspend principal and interest payments to preserve cash liquidity.

(1)Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.

Fleet List

The table below describes our fleet profile as of May 17, 2016:

	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest
Drybulk fleet

Panamax:
Raraka	2012	76,037	Panamax	Spot	N/A	N/A
Amalfi	2009	75,206	Panamax	Spot	N/A	N/A
Rapallo	2009	75,123	Panamax	T/C Index linked	Aug-16	Oct-16
Catalina	2005	74,432	Panamax	Spot	N/A	N/A
Majorca	2005	74,477	Panamax	Spot	N/A	N/A
Ligari	2004	75,583	Panamax	Spot	N/A	N/A
Sorrento	2004	76,633	Panamax	Spot	N/A	N/A
Mendocino	2002	76,623	Panamax	T/C Index linked	Oct-16	Dec-16
Bargara	2002	74,832	Panamax	T/C Index linked	Sep-16	Nov-16
Oregon	2002	74,204	Panamax	Spot	N/A	N/A
Ecola	2001	73,931	Panamax	Spot	N/A	N/A
Samatan	2001	74,823	Panamax	Spot	N/A	N/A
Sonoma	2001	74,786	Panamax	Spot	N/A	N/A
Capitola	2001	74,816	Panamax	Spot	N/A	N/A
Levanto	2001	73,925	Panamax	T/C Index linked	Aug-16	Oct-16
Maganari	2001	75,941	Panamax	Spot	N/A	N/A
Coronado	2000	75,706	Panamax	Spot	N/A	N/A
Marbella	2000	72,561	Panamax	Spot	N/A	N/A
Redondo	2000	74,716	Panamax	Spot	N/A	N/A
Ocean Crystal	1999	73,688	Panamax	Spot	N/A	N/A

Offshore Supply fleet

Platform Supply Vessels:
Crescendo	2012	1,457	PSV	Spot	Jun-16	Jun-16
Vega Corona	2012	1,430	PSV	T/C	Dec.-16	Dec.-20
Oil Spill Recovery Vessels:
Vega Inruda	2013	1,393	OSRV	Idle	N/A	N/A
Vega Jaanca	2012	1,393	OSRV	T/C	Jul.-17	Jul.-21
Vega Emtoli	2012	1,363	OSRV	T/C	May.-17	May.-21
Jubilee	2012	1,317	OSRV	Spot	Jun-16	Jun-16

Drybulk Carrier Segment Summary Operating Data(unaudited)

(Dollars in thousands, except average daily results)

Drybulk	Three Months Ended March 31,
	2015	2016
Average number of vessels(1)	39.0	23.0
Total voyage days for vessels(2)	3,406	2,093
Total calendar days for vessels(3)	3,510	2,093
Fleet utilization(4)	97.0%	100.0%
Time charter equivalent(5)	$10,535	$2,978
Vessel operating expenses (daily)(6)	$6,356	$4,817

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of dry-docking days.

(3) Calendar days are the total number of days the vessels were in our possession for the relevant period including dry-docking days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Please see below for a reconciliation of TCE rates to voyage revenues.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(In thousands of U.S. dollars, except for TCE rate, which is expressed in Dollars, and voyage days)

Drybulk	Three Months Ended March 31,
	2015	2016
Voyage revenues	$45,601	$8,451
Voyage expenses	(9,720)	(2,219)
Time charter equivalent revenues	$35,881	$6,232
Total voyage days for fleet	3,406	2,093
Time charter equivalent TCE	$10,535	$2,978

DryShips Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended March 31,
	2015	2016

REVENUES:
Voyage revenues	$90,028	$11,860
Revenues from drilling contracts	402,083	-
	492,111	11,860

EXPENSES:
Voyage expenses	28,102	2,921
Vessel operating expenses	28,200	14,788
Drilling units operating expenses	152,927	-
Depreciation and amortization	118,696	862
Vessels impairment, loss on sales and other	56,631	40,784
General and administrative expenses	43,288	9,890
Other, net	(630)	(1,517)

Operating income/(loss)	64,897	(55,868)

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(76,488)	(3,295)
Loss on interest rate swaps	(9,680)	(557)
Other, net	(1,929)	(1,381)
Income taxes	(19,590)	-
Total other expenses, net	(107,687)	(5,233)

Net loss	(42,790)	(61,101)

Equity in earnings of Ocean Rig	-	116,477
Net income attributable to Non controlling interests	(16,367)	-

Net income/(loss) attributable to DryShips Inc.	$(59,157)	$55,376

Net income/(loss) attributable to DryShips Inc. common stockholders	(59,231)	54,642
Earnings/(Loss) per common share, basic and diluted (1)	$(2.23)	$2.05
Weighted average number of shares, basic and diluted (1)	26,593,240	26,689,846

(1)Shares and per share data for Q1 2015 give effect to the 1-for-25 reverse stock split, approved on February 19, 2016.

DryShips Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2015	March 31, 2016

ASSETS

Cash, cash equivalents and restricted cash (current and non-current)	$15,026	$5,740
Assets held for sale	216,026	97,515
Other current assets	38,015	30,448
Vessels, net	96,428	95,566
Investment in affiliate	91,410	208,176
Other non-current assets	19,147	11,861
Total assets	476,052	449,306

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	236,942	269,517
Liabilities held for sale	104,366	-
Total other liabilities	13,332	10,596
Total stockholders’ equity	121,412	169,193
Total liabilities and stockholders’ equity	$476,052	$449,306

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, vessel and investment impairments and certain other non-cash items as described below, dry-dockings, class survey costs and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income/(loss) to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended March 31, 2015	Three Months Ended March 31, 2016

Net income/(loss) attributable to Dryships Inc	$(59,157)	$55,376

Add: Net interest expense	76,488	3,295
Add: Depreciation and amortization	118,696	862
Add: Dry-dockings and class survey costs	3,838	-
Add: Impairments losses on sales and other	56,631	40,784
Add: Income taxes	19,590	-
Add: Loss on interest rate swaps	9,680	557
Add: Equity in earnings of affiliate	-	(116,477)
Add: Net income attributable to Non controlling interests	16,367	-
Adjusted EBITDA	$242,133	$(15,603)

About DryShips Inc.

DryShips Inc. is an owner of drybulk carriers and offshore support vessels that operate worldwide. DryShips owns a fleet of 20 Panamax drybulk carriers with a combined deadweight tonnage of approximately 1.5 million tons, and 6 offshore supply vessels, comprising 2 platform supply and 4 oil spill recovery vessels.

DryShips’ common stock is listed on the NASDAQ Capital Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and dayrates and vessel and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more vessels or drilling units, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more customers, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, drydocking and insurance costs, complications associated with repairing and replacing equipment in remote locations, limitations on insurance coverage, such as war risk coverage, in certain areas, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com